

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

Via E-mail
Michael J. Mazzei
President and Chief Executive Officer
Banc of America Merrill Lynch Commercial Mortgage Inc.
Bank of America Tower
One Bryant Park
New York, New York 10036

> **Re: Banc of America Merrill Lynch Commercial Mortgage Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 14, 2011**
> **File No. 333-177707**

Dear Mr. Mazzei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risks Factors, page S-14

Market Considerations and Limited Liquidity, page S-30

1. We note your response to prior comment 6 and reissue in part. Although we note your revisions to reflect the registrant's ongoing reporting obligations pursuant to Exchange Act Section 15(d) and Rule 15d-22(b) on pages S-30 and S-74, we also note that similar revisions have not been made elsewhere, including but limited, to page S-86, last paragraph under "Method of Distribution" and page 9 of the base prospectus. Please revise accordingly.

<u>Certain Terms and Conditions of the MBS, page S-43</u>

2. We note your response to our prior comment 5, which requested revisions throughout the prospectus regarding your derivative agreements, as appropriate. However, we note that similar revisions should be made in this section (and throughout as appropriate) with respect to the cash flow agreements related to the MBS described in this section and later in the base prospectus.

<u>Base Prospectus</u>

<u>Risk Factors, page 9</u>

3. We note your added language on page 9 that to the extent risk factors pertain to or are influenced by the characteristics or behavior of mortgage loans included in a particular trust fund, they would pertain to and be influenced by the characteristics or behavior of the mortgage loans underlying any MBS included trust fund. The risk factor section should not present risks that could apply to any issuer or any offering. See Item 503 of Regulation S-K. Also, the base prospectus must describe the types of offerings contemplated by the registration statement. Accordingly, the added language is not appropriate. Instead, each of the risk factors in this section should be revised to include information – that may be provided by prospectus supplement, as appropriate – regarding the risks stemming from the MBS underlying the certificates.

<u>Description of the Trust Funds, MBS, page 47</u>

4. We note the added language on page 47 stating that if the issuer is required to file reports under the Exchange Act, the related prospectus supplement will describe how to locate such reports. Revise to state how investors will locate information relating to the issuer of the MBS if the issuer is not required to file reports under the Exchange Act. To the extent that information will not be available regarding the issuer(s) of the MBS, revise to so state. Also, add a risk factor to explain what information will not be available to holders of the certificates or supplementally explain to us why such a risk factor is not needed.

5. We note your revisions to this section and in the prospectus supplement in response to prior comments 8 and 9. We note that you will provide information regarding the type of mortgage loans underlying the MBS. Revise to disclose that material information regarding the characteristics of the mortgage loans -- not only the type of the mortgage loans-- underlying the MBS will be provided as required by Regulation AB. This should include, but is not limited to, updated performance information regarding the mortgage loans and payment terms of the mortgage loans.

6. We note your response to prior comment 8. Please also revise to disclose the information that you will provide relating to any significant obligor of the pool that is an issuer of MBS. Refer to Item 1112 of Regulation AB.

Other

7. The disclosure on page S-48 about the pool's inclusion of delinquent mortgages appears to conflict with the risk factor disclosure on page 39 of the base prospectus, for example. Please revise to confirm in each prospectus supplement that delinquent assets in each of your series will be limited to less than 20% of the asset pool. See General Instruction I.B.5 to Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

                                        Sincerely,

                                        /s/ Katherine Hsu

                                        Katherine Hsu
                                        Office Chief

cc: Henry A. LaBrun
        Cadwalader, Wickersham & Taft LLP